Filed by Telemar Norte Leste S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF COARI PARTICIPAÇÕES S.A. WITH AND INTO TELEMAR NORTE LESTE S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the proposed merger of shares (incorporação de ações) between Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”), Coari has filed with the U.S. Securities and Exchange Commission (the “Commission”) (1) a registration statement on Form F-4, containing a prospectus that was mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed merger of shares.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Coari or Telemar, as applicable.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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EXHIBITS

Exhibit Number	Description of Document

1	Proxy Card for the Extraordinary General Meeting of Brasil Telecom S.A., to be held on June 16, 2010

2	Q&A for the Extraordinary General Meeting of Brasil Telecom S.A., to be held on June 16, 2010

2

Exhibit 1

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Extraordinary General Meeting of Brasil Telecom S.A.

Date:	June 16, 2010
Time:	11 a.m. (Brasilia time)
Place:	Brasilia, Federal District, at SIA SUL, ASP, LOT D, BLOCK B, Brazil See Voting Instruction On Reverse Side.

If during the period from May 5, 2010 to June 4, 2010 you cancel some or all of your DRs and receive underlying shares or sell or otherwise transfer ownership of such ADRs, any voting instructions previously received in respect of those ADRs will be cancelled. In the case of converting DRs to common or preferred shares, you may vote your ADRs provided they are still registered in your name on June 4,2010. Holders of common or preferred shares who intend to vote their shares are required to attend at the meeting or complete a power-of-attorney indicating an attorney-in-fact to represent such shareholder at the meeting.

Please make your marks like this:  ☒  Use dark black pencil or pen only

EXTRAORDINARY GENERAL MEETING

(Common and Preferred holders)

Management Recommendation (FOR)

	For	Against	Abstain

1.

To approve new exchange ratios between the Company and Telemar announced in the Material Fact dated March 25, 2010 (the “New Exchange Ratios”), that would apply in the final step of the previously announced Corporate Reorganization involving the Company following the separate approval of the final step of the Corporate Reorganization.

	☐	☐	☐

¢	Authorized Signatures - This section must be completed for your instructions to be executed.	¢

	Please Sign Here	Please Date Above

	Please Sign Here	Please Date Above

Extraordinary General Meeting of Brasil Telecom S.A.
to be held June 16, 2010
For Holders as of June 4, 2010

INTERNET		TELEPHONE
Go To		1-866-390-6230
www.proxypush.com/btm		• Use any touch-tone telephone.
• Cast your vote online.	OR	• Have your Voting Instruction Form ready.
• View Meeting Documents.		• Follow the simple recorded instructions.

MAIL

OR	• Mark, sign and date your Voting Instruction Form.
• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time June 11, 2010.

PROXY TABULATOR FOR
BRASIL TELECOM S.A.
P.O. BOX 8016
CARY, NC 27512-9903

Copyright © 2010 Mediant Communications LLC. All Rights Reserved

Brasil Telecom S.A.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York Time) on June 11, 2010)

The undersigned, owner of American Depositary Receipts (“ADRs”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as is practicable and permitted under applicable laws and the provisions of Brasil Telecom S.A.’s by-laws or the Deposited Securities, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of Brasil Telecom S.A. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business on June 4, 2010 at the Company’s Extraordinary General Meeting, for holders of common and preferred shares of the Company, to be held on June 16, 2010, at 11 a.m. (Brasilia time), in the city of Brasilia, Federal District, at SIA SUL, ASP, LOT D, BLOCK B, Brazil, and at adjournment or postponement thereof, on the matters specified on the reverse side.

NOTES:

1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions.

  For further information, please access the following links:

(i)	The call notice

http://www.mzweb.com.br/oi/web/arquivos/BRTO_EditalConvocacao_20100503_eng.pdf

(ii)	The company’s presentation - Rationale of the deal

http://www.mzweb.com.br/oi/web/arquivos/Oi_ApresentacaoRoadshow_20100503_eng.pdf

(iii)	The management proposal

http://www.mzweb.com.br/oi/web/arquivos/BRTO_PropostaAGE_20100503_eng.pdf

(iv)	The Q&A

http://www.mzweb.com.br/oi/web/arquivos/BRTO_Q&A_20100616_eng.pdf

(v)	Credit Suisse presentation - Methodology for the calculation of the new swap ratio

http://www.mzweb.com.br/oi/web/arquivos/BRTO_FR_Presentation_20100503_eng.pdf

For additional information, please contact the information agent for this transaction:

The Altman Group

1200 Wall Street West, 3rd Fl Lyndhurst NJ 07071

Phone: (866) 207-3645

Exhibit 2

Extraordinary General Meeting Q&A

1.	Q. Where are the contingencies recorded on Brasil Telecom’s balance sheet?

A. Total gross contingencies are recorded in provisions for losses on lawsuits in current liabilities and long-term liabilities, and in deposits in court. The 21st explanatory note in the 2009 Standardized Financial Statement for Brasil Telecom has more details on the nature and risk of those contingencies. The 2009 Standardized Financial Statement for Brasil Telecom is available in the Portuguese language on Brasil Telecom’s Investor Relations website and an English translation of these financial statements is expected to be made available at least two weeks prior to the date of the shareholders’ meeting.

2.	Q. What provisions for losses have Brasil Telecom and Telemar recorded as of December 31, 2009?

A. As of December 31, 2009, provisions for losses recorded by Brasil Telecom were approximately R$3.3 billion (including monetary variations), and provisions for losses recorded by Telemar and its consolidated subsidiaries (other than Brasil Telecom) were R$642 million.

3.	Q. What was the impact of the provision on Brasil Telecom’s cash position as of December 31, 2009?

A. In 2009, Brasil Telecom made payments related to contingencies in the amount of R$350 million. In addition, deposits in court in the amount of approximately R$1.5 billion were made in 2009. The amounts deposited in court represent resources generated by Brasil Telecom during 2009 that did not increase Brasil Telecom’s cash position.

4.	Q. Does Brasil Telecom’s Shareholders’ Equity as of December 31, 2009 reflect these contingencies?

A. Yes. As of December 31, 2009, Brasil Telecom’s Shareholders’ Equity was R$11,095 million, which reflected the net losses recorded by Brasil Telecom in 2009 after expenses of approximately R$5 billion related to gross contingencies and deposits in court had been recorded in its income statement for 2009.

5.	Q. How much had Brasil Telecom deposited in court as of (1) April 25, 2008, when the proposed acquisition of Brasil Telecom by Telemar was announced, (2) as of December 31, 2008, and (3) as of December 31, 2009?

A. When the Material Fact announcing Telemar’s intention to acquire Brasil Telecom was published on April 25, 2008, the financial information of Brasil Telecom as of March 31, 2008 had just been disclosed. As of December 31, 2007, Brasil Telecom’s deposits in court were R$1.7 billion, as of March 31, 2008 they were R$2.1 billion, as of December 31, 2008 they were R$3.7 billion, and as of December 31, 2009 they were R$5.1 billion.

6.	Q. When do these provisions impact Brasil Telecom’s cash position? If Brasil Telecom loses these lawsuits, will the losses generate tax benefits?

A. When deposits in court are made, Brasil Telecom records a reduction in its cash balances and an increase in deposits in court. Thus, in general, if Brasil Telecom loses one or more of the lawsuits, assuming that the loss is covered by the corresponding deposit, payment will be made to the claimant by the court from the funds deposited in court, and no reduction of Brasil Telecom’s cash balances is expected. As of December 31, 2009, Brasil Telecom had deposits in court in excess of R$5 billion, which amount was sufficient to cover the gross contingencies as of that date.

Brasil Telecom will record a tax benefit if Brasil Telecom loses one or more of these lawsuits. Prior to the loss of these lawsuits, Brasil Telecom is not permitted to record the expense related to such loss in the calculation of income tax and social contribution. Upon the payment of any judgment on these lawsuits, the amount paid will be deducted from taxable income for the period, generating a tax benefit, thus reducing the amount of Brasil Telecom’s taxes for that period.

7.	Q. Did the revision to the exchange ratio consider all contingencies related to the Expansion Plan, or just the additional contingencies that were recorded since January 2009?

A. The exchange ratio was recalculated considering the contingencies linked to the Expansion Plan (PEXP) recorded after April 25, 2008, the date on which the Material Fact announcing Telemar’s intention to acquire Brasil Telecom was published, because those contingencies were not known to the market and, as a result, the market prices of Brasil Telecom shares did not reflect those contingencies. The exchange ratio revision did not consider the additional fiscal, labor, provision for bad debt and interconnection-related contingencies of Brasil Telecom that were also recorded. The new exchange ratio also considers dividends and interest on equity announced since April 25, 2008.

8.	Q. Why was the tax benefit computed using present value? Shouldn’t the contingencies also be computed using present value?

A. Contingencies may already be considered as being computed using present value. The monetary variations of the contingencies are followed by increases or decreases in the deposits in court (assets) at the same ratio. Also, Brasil Telecom would not be able to utilize the tax benefits generated by any losses in these lawsuits in any single year, based on its Business Plan. Under Brasil Telecom’s Business Plan, the tax benefits generated by any losses in these lawsuits would be realized over the following 11 years.

9.	Q. Why do Brasil Telecom’s shareholders have to bear the entire adjustment? What was the methodology utilized to define the adjustments for each class of Brasil Telecom stock? Why did the holders of BRTO4 (preferred shares) bear a greater impact?

A. The methodology simulated the prices of the shares of Telemar and Brasil Telecom assuming that the adjustments in the contingencies had been recorded on Brasil Telecom’s balance sheet before the Material Fact published on April 25, 2008. These prices were used to calculate the new exchange ratios. In this way, these contingencies would have no effect on Telemar because it did not have any stake in Brasil Telecom at that time. Meanwhile, given that Brasil Telecom’s results (EBITDA, Net Income and Dividends) were impacted by the lower provision for contingencies, Telemar believes that Brasil Telecom’s market value was exaggerated because its investors did not have any knowledge of the amount of the newly recorded contingencies and were unable to assess the risk of these contingencies.

The adjustment was linear, because this expense would have resulted in lower net income and lower dividends for Brasil Telecom. As the dividends are similar for BRTO3 (common shares) and BRTO4 (preferred shares), the per-share adjustment was similar for both classes.

10.	Q. What will happen if you win these lawsuits? How will Brasil Telecom’s minority shareholders receive a “refund”?

A. In the event that Brasil Telecom wins lawsuits for which it has established a provision, the provision will be reversed and the resulting accounting gain will be for the benefit of Brasil Telecom and, consequently, its direct and indirect shareholders.

11.	Q. What is the minimum quorum to convene the Extraordinary General Meeting? Is the holder of each share entitled to one vote?

A. The minimum quorum to hold the Extraordinary General Meeting on first call is 25% of the common and preferred shares. The preferred shareholders (excluding the controlling group) will be counted to determine if the quorum requirement is met and will be able to vote. Each common share and preferred share will entitle its holder to one vote.

12.	Q. Which shareholders will vote on the proposed exchange ratio?

A. Only the non-controlling shareholders of Brasil Telecom common shares and/or preferred shares will vote at the Meeting.

13.	Q. How will the voting be conducted?

A. The votes of common and preferred shares held by non-controlling shareholders will be counted together.

14.	Q. What majority of the Brasil Telecom shares will be required to approve the proposal?

A. The proposal will be approved by the affirmative vote of a simple majority of the shares held by non-controlling shareholders that are present or represented at the Meeting.

For additional information, please contact the information agent for this transaction:

The Altman Group

1200 Wall Street West

3rd Floor

Lyndhurst NJ 07071

Phone: (866) 207-3645